# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rocket Lab USA, Inc., CIK 0001819994
CUSIP: 773122106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Date of event which requires filing of this statement: 11/08/2024
Amends the filing with accession number 0001193125-22-042323
Filed by CIK 0001508902
Persons authorized to receive notices and communications: Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York (NY), 10528, (914) 833-5300

## Reporting persons
- Bessemer Venture Partners VIII Institutional L.P. (CIK 0001508902): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,460,065; shared voting power 0; sole dispositive power 4,460,065; shared dispositive power 0; aggregate amount beneficially owned 4,460,065 (0.9% of the class)
- Bessemer Venture Partners VIII L.P. (CIK 0001508900): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,708,551; shared voting power 0; sole dispositive power 3,708,551; shared dispositive power 0; aggregate amount beneficially owned 3,708,551 (0.7% of the class)
- Deer VIII & Co. L.P. (CIK 0001559306): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,168,616; shared voting power 0; sole dispositive power 8,168,616; shared dispositive power 0; aggregate amount beneficially owned 8,168,616 (1.6% of the class)
- Deer VIII & Co. Ltd. (CIK 0001559311): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 8,168,616; shared voting power 0; sole dispositive power 8,168,616; shared dispositive power 0; aggregate amount beneficially owned 8,168,616 (1.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Rocket Lab USA, Inc.
Address of issuer's principal executive offices: 3881 McGowen Street, Long Beach, California (CA), 90808
Comment: This Amendment No. 5 (this "Amendment") to Schedule 13D (the "Schedule 13D") is being filed by Bessemer Venture Partners VIII Institutional L.P. ("BVP VIII Inst"), Bessemer Venture Partners VIII L.P. ("BVP VIII", and together with BVP VIII Inst, the "BVP VIII Funds"), Deer VIII & Co. L.P. ("Deer VIII LP"), and Deer VIII & Co. Ltd., ("Deer VIII Co," and collectively with the BVP VIII Funds and Deer VIII LP, the "Reporting Persons"), which is the general partner of Deer VIII LP. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of December 31, 2024, BVP VIII Inst had sole voting and dispositive power with respect to 4,460,065 shares of Common Stock of the Issuer, constituting approximately 0.9% of the Issuer's Common Stock.

As of December 31, 2024, BVP VIII had sole voting and dispositive power with respect to 3,708,551 shares of Common Stock of the Issuer, constituting approximately 0.7% of the Issuer's Common Stock.

As of December 31, 2024, Deer VIII LP, as the general partner of each of the BVP VIII Funds may be deemed to have sole voting and dispositive power with respect to all 8,168,616 shares of Common Stock of the Issuer owned by the BVP VIII Funds, constituting approximately 1.6% of the Issuer's Common Stock.

As of December 31, 2024, Deer VIII Co, as the general partner of Deer VIII LP may be deemed to have sole voting and dispositive power with respect to all 8,168,616 shares of Common Stock of the Issuer owned by the BVP VIII Funds, constituting approximately 1.6 % of the Issuer's Common Stock.

The percent of class was calculated based on 499,911,078 shares of Common Stockissued and outstanding as of November 7, 2024as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by Rocket Lab USA, Inc. on November 12, 2024.

The shares of Issuer's Common Stock reported in this Item 5 do not include the Earnout Shares described in Item 4 of the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: No Reporting Person has effected any transaction in the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer's Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 8, 2024 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

## Signatures
- Bessemer Venture Partners VIII Institutional L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the GP of Deer VIII & Co. L.P., the GP of Bessemer Venture Partners VIII Institutional L.P. (02/14/2025)
- Bessemer Venture Partners VIII L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the General Partner of Deer VIII & Co. L.P., the General Partner of Bessemer Venture Partners VIII (02/14/2025)
- Deer VIII & Co. L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the General Partner of Deer VIII & Co. L.P. (02/14/2025)
- Deer VIII & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel (02/14/2025)